Exhibit 21.1
LANTHEUS HOLDINGS, INC.
SUBSIDIARIES

Subsidiary	State or Other Jurisdiction of Organization
Lantheus Medical Imaging, Inc.	Delaware
Lantheus MI Canada, Inc.	Ontario, Canada
Lantheus MI Real Estate, LLC	Delaware
Lantheus MI Radiopharmaceuticals, Inc.	Commonwealth of Puerto Rico
Lantheus MI UK Limited	England and Wales